UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 20, 2022

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In the Matter of

ICG Hypersonic Acquisition Corp.
717 Fifth Ave., 18th Floor
New York, New York 10013

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-254416

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ICG Hypersonic Acquisition Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

ICG Hypersonic Acquisition Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 20, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief